Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Thermon Group Holdings, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-174039) on Form S-8 and registration statement (No. 333-181821) on Form S-3 of Thermon Group Holdings, Inc. of our report dated June 1, 2015, with respect to the consolidated balance sheets of Thermon Group Holdings, Inc. as of March 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows, for the years then ended, and the effectiveness of internal control over financial reporting as of March 31, 2015, which reports appear in the March 31, 2015 annual report on Form 10-K of Thermon Group Holdings, Inc..

/s/ KPMG LLP

San Antonio, Texas
June 1, 2015